UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
the Securities Exchange Act of 1934
For the month of November, 2007
Cameco Corporation
(Commission file No. 1-14228)
2121 – 11th Street West
Saskatoon, Saskatchewan, Canada S7M 1J3
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibit Index

Exhibit No.	Description	Page No.

1.	Press Release dated October 31, 2007	3-4
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 1, 2007	Cameco Corporation
	By:	“Gary M.S. Chad”
Gary M.S. Chad, Q.C.
Senior Vice-President, Governance, Legal and Regulatory Affairs, and Corporate Secretary

TSX: CCO NYSE: CCJ	website: cameco.com currency: Cdn
2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada
Tel: (306) 956-6200 Fax: (306) 956-6201
Cameco Receives Request to Discuss Russian Agreement
Saskatoon, Saskatchewan, Canada, October 31, 2007. . . . . . . . . . . . . .
Cameco Corporation reports that the Joint Stock Company Techsnabexport (Tenex) has requested discussions regarding the pricing structure for the last few years of the remaining term of the commercial agreement to purchase uranium derived from dismantled Russian nuclear weapons. Tenex made its request after Cameco announced its third quarter results on October 31, 2007. Cameco and its two partners in the commercial agreement have a long-standing history of working with Tenex on this agreement and other matters. Cameco will confer with its partners before deciding on a course of action going forward.
Cameco currently purchases about 7 million pounds of uranium annually under this commercial agreement, which ends in 2013. The purchase price that Cameco pays for these pounds was agreed to in 2001, when uranium prices were much lower than they are today. As such, Tenex has asked the parties to consider a new pricing structure to share in the improved uranium market prices.
Cameco and its two partners entered into the commercial agreement with Tenex to purchase uranium derived from dismantled Russian weapons in 1999. The commercial agreement was subsequently amended in 2001 and 2004. This commercial agreement falls under the umbrella of the United States-Russia government-to-government agreement to convert highly enriched uranium from dismantled Russian nuclear weapons into fuel for nuclear power plants (the HEU agreement).
The agreements, including the commercial agreement, that implement the HEU agreement presently supply a significant portion of the US enrichment, uranium and conversion services requirements. As a result of these agreements, a quantity of highly enriched uranium equivalent to more than 12,000 nuclear warheads has been recycled to fuel electricity generation. Tenex, Cameco and its western partners (AREVA and Nukem) have all expressed their intent to continue with the commercial agreement.
Cameco, with its head office in Saskatoon, Saskatchewan, is the world’s largest uranium producer. The company’s uranium products are used to generate electricity in nuclear energy plants around the world, providing one of the cleanest sources of energy available today. Cameco’s shares trade on the Toronto and New York stock exchanges.

Statements contained in this news release, which are not historical facts, are forward-looking statements that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Factors that could cause such differences, without limiting the generality of the following, include: the impact of the sales volume of fuel fabrication services, uranium, conversion services, electricity generated and gold; volatility and sensitivity to market prices for uranium, conversion services, electricity in Ontario and gold; competition; the impact of change in foreign currency exchange rates and interest rates; imprecision in decommissioning, reclamation, reserve and tax estimates; environmental and safety risks including increased regulatory burdens and long-term waste disposal; unexpected geological or hydrological conditions; adverse mining conditions; political risks arising from operating in certain developing countries; terrorism; sabotage; a possible deterioration in political support for nuclear energy; changes in government regulations and policies, including tax and trade laws and policies; demand for nuclear power; replacement of production; failure to obtain or maintain necessary permits and approvals from government authorities; legislative and regulatory initiatives regarding deregulation, regulation or restructuring of the electric utility industry in Ontario; Ontario electricity rate regulations; natural phenomena including inclement weather conditions, fire, flood, underground floods, earthquakes, pit wall failure and cave-ins; ability to maintain and further improve positive labour relations; strikes or lockouts; operating performance, disruption in the operation of, and life of the company’s and customers’ facilities; decrease in electrical production due to planned outages extending beyond their scheduled periods or unplanned outages; success of planned development projects; and other development and operating risks.
Although Cameco believes that the assumptions inherent in the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this report. Cameco disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.
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